July 10, 2006
Jennifer R. Hardy
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Morton Industrial Group, Inc.
Amendment No. 2 to Preliminary Transaction Statement on Schedule 13E-3 filed on June 19, 2006
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed on June 19, 2006
Current Report on Form 8-K filed on March 23, 2006, and amended on Form 8-K/A filed on March 29, 2006, Form 8-K/A filed on June 7, 2006, and Form 8-K/A filed on June 19, 2006
Dear Ms. Hardy:
     On behalf of Morton Industrial Group, Inc. (the “Company”), we are delivering for filing pursuant to the Securities Exchange Act of 1934 (i) an Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A, (ii) an Amendment No. 3 to the Preliminary Transaction Statement on Schedule 13E-3, and (iii) an amendment to the Current Report on Form 8-K filed on March 23, 2006, as subsequently amended, all of which are identified above.
     As we discussed, we were advised the week before last of, and responded to, the comments about the preliminary proxy statement set out in your letter of July 5, 2006. We understand that the Company may now file its definitive proxy statement, and it is concurrently doing so. The Company is also filing a further amendment to its transaction statement on Schedule 13E-3 and a Form 8-K/A. We are, however, also providing in this letter our responses to those comments as they formally appeared in your July 5, 2006, letter. The comments of the Staff are set forth in their entirety in bold text below, and the responses to those comments are set forth in the plain text immediately following each comment.
Board of Directors, page 10
Revised Preliminary Proxy Statement

1.	The supplemental response to prior comment 1 states that “The board considered the financial interests of Mr. Broling and those officers in the merger to be identical with the interests of all other non-rollover shareholders.” We assume that omission of the words “all other non-rollover” in the third sentence of the first paragraph on page 11 is inadvertent. Please revise.

We have added the inadvertently omitted words.
Determination of Fairness, page 18
2.	The statement that Houlihan Lokey noted that the merger consideration of $10.00 per share is “within the range of the indications of value” that are the result of its analyses is inconsistent with the range of $11.89 to $15.19 per share as presented in Houlihan Lokey’s discounted cash flow analysis. Please revise.

We have added language that clarifies Houlihan Lokey’s treatment of the discounted cash flow methodology.
Projected Financial Information, page 42
3.	Refer to prior comment 7. The table on page 43 shows gross profit of $32,838 for 2006. In the data that you provided us, Items B and C show gross profit of $33,087 for 2006. Please reconcile the data.

With respect to the discrepancy between the projected 2006 gross profit numbers in the projections that appear at page 43 of the preliminary proxy statement and the supplemental information we provided the Staff about projections, the supplemental information, which was prepared after the page 43 projections, reflects slightly different assumptions about the quarters in which certain sales would occur. The changed assumptions affected costs of sales positively by about $97,000. Direct labor coasts were favorably affected to the extent of approximately $634,000, and overhead expenses were negatively affected by about $428,000. The net effect was to improve gross profit by $249,000.
     Amendment 1 to Quarterly Report on Form 10-Q for the Quarter Ended April 1, 2006
Exhibit 99.1, Fifth Amendment to Second Amended and Restated Credit Agreement
4.	Refer to prior comment 13. As noted previously, absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the exhibit’s attachments, please refile the exhibit in its entirety.

We believe the reference should be to the Company’s 8-K as filed on March 23, 2006, and subsequently amended, rather than to the company’s first quarter 10-Q. We are filing a further amendment on Form 8-K/A that sets out the commitment letters and term sheets in their entirety.

     This letter also acts as an acknowledgment on behalf of the Company that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings being filed and delivered, (ii) the Company’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action on the filings, and (iii) the Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the United States federal securities laws.
     We hope that the preceding letter above and revised filings are responsive to your comments. If you have any questions about any of the foregoing, please call me at (314) 480-1725.

Very truly yours,
/s/ James V. Stepleton

James V. Stepleton

cc:	Edward M. Kelly, Esq. Rodney B. Harrison